                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                            TMBR/SHARP DRILLING, INC.
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   87257P 10 1
                                 --------------
                                 (CUSIP Number)

                               PATRICIA R. ELLEDGE
                            TMBR/SHARP DRILLING, INC.
                               4607 W. INDUSTRIAL
                              MIDLAND, TEXAS 79703
                               TEL: (915) 699-5050
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 11, 2002
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J. Mark Roper
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES           7     SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                    102,076, SEE ITEM 5
REPORTING PERSON           -----------------------------------------------------
WITH                       8     SHARED VOTING POWER

                                 -0-
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 102,076, SEE ITEM 5
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          102,076, SEE ITEM 5
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.89%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Estate of Joe G. Roper
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES           7     SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                    195,000, SEE ITEM 5
REPORTING PERSON           -----------------------------------------------------
WITH                       8     SHARED VOTING POWER

                                 -0-
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 195,000, SEE ITEM 5
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          195,000, SEE ITEM 5
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.61%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         The class of securities to which this Schedule 13D (this "Statement") relates is the common stock, par value $.10 per share (the "Common Stock"), of TMBR/Sharp Drilling, Inc., a Texas corporation ("TMBR"), whose address is 4607
W. Industrial Ave., Midland, Texas 79703.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by (i) J. Mark Roper and (ii) the Estate of Joe G. Roper (collectively, the "Reporting Persons"). The Reporting Persons are acting together as a group.

         J. Mark Roper's business address is 2409 Never Bend Cove, Austin, Texas 78746. His principal occupation is President of Roper Investment Corporation d/b/a Roper Interests. The address of Roper Interests is 2409 Never Bend Cove, Austin, Texas 78746. The independent executor of the Estate of Joe G. Roper is
J. Mark Roper.

         Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

         J. Mark Roper and the Estate of Joe G. Roper are acting together as a group with respect solely to the voting of certain shares of Common Stock of the issuer held by J. Mark Roper and the Estate of Joe G. Roper.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         TMBR presently has issued and outstanding a total of 5,400,186 shares of Common Stock.

         The group consisting of J. Mark Roper and the Estate of Joe G. Roper is deemed to beneficially own all of the equity securities of the issuer beneficially owned by such persons. Accordingly, the group is deemed to be the beneficial owner of 297,076 shares of Common Stock, which represents approximately 5.50% of TMBR's issued and outstanding Common Stock.

         J. Mark Roper (i) holds directly and is the beneficial owner of 101,076 shares of Common Stock, which represents approximately 1.87% of TMBR's issued and outstanding Common Stock and (ii) as the trustee of two trusts for the benefit of his children, The Marcus Joseph Roper Trust and The Jessica Kathleen Roper Trust, each of which holds 500 shares of Common Stock, is deemed to be the beneficial owner of 1,000 shares of Common Stock, which represents approximately 0.02% of TMBR's issued and outstanding Common Stock. J. Mark Roper has sole voting and investment powers with respect to such shares of Common Stock. J. Mark Roper disclaims beneficial ownership of all shares of Common Stock deemed to be beneficially owned by the group, except for 102,076 shares of Common Stock beneficially owned by J. Mark Roper. The fact that the group has included all of the shares of Common Stock owned by each member of the group in this Statement shall not be deemed an admission that J. Mark Roper is the beneficial owner of all such shares.

         The Estate of Joe G. Roper holds directly and is the beneficial owner of 195,000 shares of Common Stock, which represents approximately 3.61% of TMBR's issued and outstanding Common Stock. J. Mark Roper, the independent executor of the Estate of Joe G. Roper, has sole voting and investment powers with respect to such shares of Common Stock. The Estate of Joe G. Roper disclaims beneficial ownership of all shares of Common Stock deemed to be beneficially owned by the group, except for 195,000 shares of Common Stock beneficially owned by the Estate of Joe G. Roper. The fact that the group has included all of the shares of Common Stock owned by each member of the group in this Statement shall not be deemed an admission that the Estate of Joe G. Roper is the beneficial owner of all such shares.

         Except as described in Item 6 to this Statement, no transactions in the Common Stock were effected during the past 60 days by any Reporting Person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On June 14, 2002, pursuant to a Stock Purchase Agreement dated as of June 11, 2002 by and among Patterson-UTI Energy, Inc. as Purchaser and Roper Family Properties, Ltd., Patricia R. Elledge, Judy Kathleen Roper Davis, Jeanie Elisabeth Cornelius, and the Estate of Joe G. Roper as Sellers (the "Agreement"), the Sellers (i) sold to the Purchaser an aggregate of 762,597 shares of TMBR Common Stock for $16.60 per share, or an aggregate purchase price of $12,659,110.20 and (ii) granted the Purchaser an option to purchase up to an additional 195,000 shares of TMBR Common Stock (the "Option Securities") at any time, from time to time, in whole or in part as determined by the Purchaser, on or after October 26, 2002 but before December 16, 2002, at a price per share of $16.60. The Sellers may also require the Purchaser to purchase all or a portion of the Option Securities as determined by Sellers at any time, from time to time, on or after October 26, 2002 but before December 16, 2002 at a price per share of $16.60. The Option Securities are held of record by the Estate of Joe
G. Roper.

         The Estate of Joe G. Roper sold 72,000 shares of TMBR Common Stock pursuant to the Agreement. Also pursuant to the Agreement, the Estate of Joe G. Roper has delivered an irrevocable proxy, effective June 17, 2002, granting certain officers of the Purchaser the power to vote the Option Securities on any matter coming before the holders of Common Stock of TMBR. This proxy expires December 16, 2002. Each of the Sellers has agreed that, from the date of the Agreement until December 16, 2002, such Seller will not dispose of any of the Option Securities or encumber any of the Option Securities.

         At the closing, J. Mark Roper, a party to the Agreement though not a seller, delivered an irrevocable proxy granting certain officers of the Purchaser the power to vote 101,000 shares of TMBR Common Stock owned by him (the "Roper Proxy Shares"), on any matter coming before the holders of Common Stock of TMBR. This proxy expires December 16, 2002. In addition, (i) up to 31,000 of the Roper Proxy Shares shall automatically be released from the proxy if and when such shares are sold in unsolicited brokers transactions, (ii) any Roper Proxy Shares that are converted or exchanged for securities of the Purchaser shall be automatically released from the proxy and (iii) all Roper Proxy Shares shall be automatically released from the proxy if the Purchaser tenders all of its voting securities of TMBR to a third party. J. Mark Roper has agreed that, from the date of the Agreement until December 16, 2002, he will not dispose of any of the Roper Proxy Shares, other than those shares that are released pursuant to the terms of the irrevocable proxy, or encumber any of the Roper Proxy Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A         Stock Purchase Agreement by and among Patterson-UTI
                           Energy, Inc. as Purchaser and Roper Family
                           Properties, Ltd., Estate of Joe G. Roper, Patricia R.
                           Elledge, Judy Kathleen Roper Davis and Jeanie
                           Elisabeth Cornelius as Sellers dated as of June 11,
                           2002.

         Exhibit B         Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2002



                                      /s/  J. Mark Roper
                                      ------------------------------------------
                                           J. Mark Roper


                                    ESTATE OF JOE G. ROPER

                                    By:  /s/  J. Mark Roper
                                        ----------------------------------------
                                        J. Mark Roper, Independent Executor

                                  EXHIBIT INDEX

Exhibit
-------
         Exhibit A         Stock Purchase Agreement by and among Patterson-UTI
                           Energy, Inc. as Purchaser and Roper Family
                           Properties, Ltd., Estate of Joe G. Roper, Patricia R.
                           Elledge, Judy Kathleen Roper Davis and Jeanie
                           Elisabeth Cornelius as Sellers dated as of June 11,
                           2002.

         Exhibit B         Joint Filing Agreement.